

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Gerard G. Law
Chief Executive Officer
The Real Good Food Company, Inc.
3 Executive Campus, Suite 155
Cherry Hill, NJ 08002

> **Re: The Real Good Food Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 28, 2021**
> **File No. 333-260204**

Dear Mr. Law:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Registration Statement, Amendment No. 1

General

1. Please reconcile the number of shares referenced in the legal opinion filed as Exhibit 5.1 with the number of shares actually being registered pursuant to the registration statement.

Unaudited Pro Forma Combined Financial Data
Notes to Unaudited Pro Forma Combined Financial Information, page 72

2. We note your discussion pertaining to pro forma balance sheet adjustments 2(g), 2(h) and 2(i). Based on your placement of these adjustments, please address the following and revise or advise as necessary:
   • The narrative discussion for related to the reorganization as Adjustment 2(i) appears to have been depicted as Adjustment 2(g) in the pro forma balance sheet;

- It appears that the $48.9 million impact to Noncontrolling interests discussed within Adjustment 2(g) has been labeled 2(h) both in the pro forma balance sheet as well as within Adjustment 2(f) reconciling the impacts to APIC; and
- Regarding the narrative discussion pertaining to Adjustment 2(h) and considering Adjustment 2(q) which also provides pro forma impact for your termination of the capital markets advisory contract, it appears the pro forma balance sheet has mislabeled this as Adjustment 2(i);

As such, please tell us how you have reflected each of these adjustments in the pro forma balance sheet as of June 30, 2021.

Dilution, page 77

3.   We note your disclosure of pro forma net tangible book value before and after the offering, noting elsewhere in your prospectus that you expect to have 6,002,575 shares of Class A common stock outstanding immediately following the consummation of the offering. Please provide a table reconciling the total number of shares of Class A common stock deemed to be outstanding before and after your offering of 5.333 million Class A common shares, as it appears that your per share computation of $8.67 before the offering includes shares to be issued in the offering, with the $10.81 per share amount including an additional 5.333 million Class A shares. As no other section of the filing provides a share reconciliation, inclusive of the Reorganization, the Assumed Exchange, and the automatic conversion of all convertible promissory notes outstanding as of June 30, 2021, include a reconciliation to reflect each of these individual components in total and as further distinguished between Class A common stock and Class B common stock.

4.   Please tell us how you calculated the $850.33 per unit increase in pro forma net tangible book value attributable to the automatic conversion of all outstanding convertible promissory notes. As such amount does not directly impact the calculation of dilution in pro forma net tangible book value to new investors, consider providing such disclosure elsewhere in your discussion.

5.   Regarding your tabular disclosure on page 78 depicting the "substantially higher" price paid by new investors in the offering and Fidelity Investors, please provide us your calculations given the weighted average price per share for each investor designation is $15.00. Additionally, please tell us how you have depicted the 2.25 million Class B shares issued to Fidelity, given the Existing stockholders before the offering appear to include the Class B shares issued to Members, as well as the Fidelity Class A shares. In your updated table, give consideration to separately providing the impact of Fidelity Investors given the 20% discount such investors are to receive in connection with the qualified public transaction.

You may contact Beverly Singleton at (202) 551-3328 or Mark Rakip at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Perry Hindin at (202) 551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing